EXHIBIT 99.1

Osisko Development Amends US$50 Million Credit Facility

MONTREAL, June 10, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces it has entered into an amending agreement to the credit agreement (the "Amendment") with National Bank of Canada (the "Lender") made as of March 1, 2024 providing for a US$50 million delayed draw term loan (the "Credit Facility"), through its wholly-owned subsidiary, Barkerville Gold Mines Ltd. ("Barkerville").

The Amendment provides for, among other things:

  An 8-month extension to the maturity date of the Credit Facility to October 31, 2025 (from March 1, 2025). The extension is subject to the Company completing a capital raise of at least US$20 million prior to October 31, 2024, otherwise the maturity date reverts to February 28, 2025.
  Reduction in the mandatory prepayment amount to 50% of each incremental dollar raised in excess of US$25 million in respect of certain financings, allowing the Company to preserve 50% of such proceeds. There are no mandatory prepayment requirements for amounts up to US$25 million. There are no other material changes to the term of the Credit Facility.

"The amendment of the credit facility provides us with additional financial flexibility as we continue to advance the Cariboo Gold project to shovel ready status, with permits expected in the Q3 2024, and explore opportunities to execute on our growth strategy," commented Sean Roosen, Chairman and CEO.

The summary of the key terms of the Amendment is qualified in its entirety by the full text of the Amendment, a copy of which will be available on SEDAR+ (www.sedarplus.ca). For more details on the Credit Facility, please refer to the full text of the original credit agreement dated March 1, 2024, available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. In connection with the Amendment, the Company has agreed to pay the Lender an upfront fee equal to approximately US$670,000 and duration fees in a range of 1.5% to 2.0% of the total commitment amount.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to advancement and development of the Cariboo Gold Project and other mineral assets of the Company, the use of proceeds of the funds drawn down from the Credit Facility (as amended), the impact of the Amendment on the Company and its financial position and allocation, the ability to complete an equity financing prior to October 31, 2024 or at all and the ability of the Company to fulfill the conditions for drawdowns under the Credit Facility (as amended). These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks associated with fulfilling the conditions to a drawdown under the Credit Facility (as amended); the ability of the Company to comply with covenants under the Credit Facility (as amended); risks related to exploration and potential development of the Cariboo Gold Project; the accuracy of the estimated costs for the development activities at the Cariboo Gold Project and risks relating to cost overruns; risks relating to performance of technologies deployed at the Cariboo Gold Project; the ability to seek additional funding for the Cariboo Gold Project and the Tintic Project; business and economic conditions in the mining industry generally; fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; the issuance of required permits within the timeframe contemplated; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; and other risk factors facing the Company as disclosed in the Company's most recent annual information form, financial statement and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and SEC's EDGAR website (www.sec.gov) under the Company's issuer profile.

Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.